Exhibit 5.5
to Registration Statement
Registration No. 333-84276

[Letterhead of Pillsbury Winthrop LLP]

May 10, 2002 Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P. 201 St. Charles Avenue New Orleans, Louisiana 70170-5100

Ladies and Gentlemen:

            CenturyTel, Inc., a Louisiana corporation (the "Company"), has filed with the Securities and Exchange Commission a Registration Statement on Form S-3, as amended (the "Registration Statement"), with respect to $3,000,000,000 maximum aggregate offering price of various securities to be issued by the Company and CenturyTel Capital Trust I, including contracts to purchase shares of the Company's Common Stock, $1.00 par value ("Common Stock"), or the Company's debt securities and units, each comprised of one or more of the securities registered pursuant to the Registration Statement, including such contracts and the Company's debt securities, to be issued and sold from time to time pursuant to Rule 415 under the Securities Act of 1933.

             We have acted as counsel for the several Underwriters named in an Underwriting Agreement dated April 30, 2002 between the Company and Goldman, Sachs & Co., as representatives of such Underwriters, in connection with the issuance and sale pursuant to such underwriting agreement by the Company of 20,000,000 Equity Units (the "Equity Units"), initially consisting of 20,000,000 Corporate Units, components of which are $500 million principal amount of the Company's Senior Notes, Series J, due 2007 and contracts to purchase shares of Common Stock pursuant to the terms thereof (the "Purchase Contracts").

             In connection with the filing of the Registration Statement and the consummation of the transactions contemplated by the Underwriting Agreement, we have reviewed originals (or copies certified or otherwise identified to our satisfaction) of the Registration Statement, the Amended and Restated Articles of Incorporation and By-Laws of the Company as in effect on the date hereof, corporate and other documents, records and papers and certificates of public officials. We are members of the Bar of the State of New York and, for purposes of this opinion, do not hold ourselves out as experts on the laws of any jurisdiction other than the State of New York.

              On the basis of such review, assuming that the Equity Units have been duly authorized, executed and delivered by the Company, we are of the opinion that the Purchase Contracts constitute valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally and general equitable principles (whether considered in a proceeding in equity or at law) and subject to an implied covenant of good faith, reasonableness and fair dealing.

              We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ Pillsbury Winthrop LLP

Pillsbury Winthrop LLP